EXHIBIT 21.1

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

SUBSIDIARIES

Subsidiary	Jurisdiction or State of Organization
Allscripts Holdings, LLC	Delaware

Allscripts Holdings 2, LLC	Delaware

Coniston Exchange, LLC	Delaware

Allscripts Healthcare US, LP	Delaware

Allscripts Healthcare, LLC	North Carolina

Allscripts Software, LLC	Delaware

Eclipsys Practice Solutions, LLC	Delaware

Eclipsys Canada Corporation	Canada

Eclipsys International Holdings, LLC	Delaware

Allscripts (Mauritius) Limited	Mauritius

Allscripts (India) Private Limited	India

Eclipsys ME, FZ-LLC	Dubai, UAE

Allscripts Malaysia SDN. BHD.	Malaysia

Allscripts Healthcare IT (Singapore) PTE. LTD.	Singapore

Allscripts Healthcare IT (Australia) PTY. LTD.	Australia

Allscripts Healthcare (IT) UK LTD.	United Kingdom